25002255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC Mail Processing
MAR 03 2025
Washington, DC

SEC FILE NUMBER
8-40530

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SS&C Market Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Brain Tree Hill Office Park 4th Floor
(No. and Street)

Brain Tree	MA	02111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd Stucky	(262) 613-8167	todd.stucky@sscinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ForvisMazars,LLP
(Name – if individual, state last, first, and middle name)

1201 Walnut Street Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Todd Stucky, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SS&C Market Services LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JEREMY LANCOUR
NOTARY PUBLIC
STATE OF WISCONSIN

Signature:

Title: Controller/FINOP

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SS&C Market Services, LLC

Statement of Financial Condition

December 31, 2024

SS&C Market Services, LLC
Table of Contents
December 31, 2024

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us

forvis mazars

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
SS&C Market Services, LLC
Brain Tree, Massachusetts

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SS&C Market Services, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

We have served as the Company's auditor since 2020.

Kansas City, Missouri
February 28, 2025

DST Market Services, LLC
Statement of Financial Condition
(Confidential treatment requested)
December 31, 2018

Assets		
Cash and cash equivalents	$	7,003,378
Accounts receivable, net of allowance of $770		4,660,750
Prepaid expenses		96,544
Total assets	$	11,760,672
Liabilities and Member's Interest		
Accounts payable	$	134,804
Accrued liabilities		1,835,301
Total liabilities		1,970,105
Member's interest		
Member's capital		3,962,102
Retained earnings		5,828,465
Total member's interest		9,790,567
Total liabilities and member's interest	$	11,760,672

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

SS&C Market Services, LLC ("SS&C Market Services", "we", "our", "us" or the "Company") is a wholly–owned subsidiary of SS&C GIDS, Inc. ("SS&C GIDS" or "Parent"), which is a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. ("SS&C"). We are a broker-dealer formed under the Securities Exchange Act of 1934 and are registered with the Securities and Exchange Commission ("SEC").

The Company is engaged in a single line of business as a securities broker-dealer. We provide a platform for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement accounts. We also provide corrective trading and related services to our affiliate SS&C Brokerage Solutions, LLC ("SS&C Brokerage Solutions"), which is a wholly–owned subsidiary of SS&C GIDS. SS&C Brokerage Solutions provides mutual fund shareowner recordkeeping services to brokerage firms who perform recordkeeping functions in a subaccounting arrangement for mutual fund accounts that have been sold by the financial advisors of their broker-dealer customers, as well as the processing and servicing of alternative investments for broker-dealers.

The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2).

We are a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash represents cash held at financial institutions. Cash accounts are in FDIC insured accounts that are insured up to $250,000. The Company's cash balances are greater than the insured amount.

Short-term liquid investments with original maturities of 90 days or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Accounts receivable

Accounts receivable are stated at the amount billed to clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the clients. Accounts receivable, net, resulting from contracts with customers were $4,474,759 and $3,794,037 at December 31, 2024 and 2023, respectively.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2024 which were deemed Level 1, Level 2 or Level 3 other than a Level 1 money market mutual fund of $6,997,295 that is classified as cash and cash equivalents in the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Income taxes

The Company elected to be taxed as a single member Limited Liability Company (LLC) for federal income tax purposes effective January 1, 2018. As a single-member LLC, we are disregarded as an entity separate from our owner for income tax purposes. Hence, for federal income tax purposes, our assets and liabilities, as well as our items of income, deduction, gain, loss and credit are reported in the operations of SS&C GIDS, Inc. SS&C GIDS, Inc. is included within the consolidated federal income tax return of SS&C.

Our accounting policy is to not present an income tax provision for a single member LLC, as this presentation reflects the economic activity and obligations of the entity as the entity is disregarded for federal and state tax purposes. Furthermore, no formal tax-sharing arrangement exists with this entity, and this entity does not have any commitment or obligation to fund any tax liability of the member with its earnings. This accounting policy is consistent with how the income tax returns are prepared.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The standard is applicable to all public entities, including public entities with a single reportable segment, and requires enhanced reportable segment disclosures. The disclosures include significant segment expenses regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. The standard also requires disclosure of the title and position of the CODM as well as how the CODM uses the reported measures of a segment's profit or loss to assess segment performance and decides how to allocate resources. We have adopted ASU 2023-07 and included required disclosures in Note 1. The adoption of this standard did not have a material impact on our Statement of Financial Condition.

Subsequent events

The Company has performed an evaluation of subsequent events through February 28, 2025, which is the date the financial statement was issued. We do not have any material undisclosed reportable subsequent events.

3. Related Party Transactions

SS&C Market Services provides services to SS&C Brokerage Solutions to support broker-dealer activities for clients that were assigned to SS&C Brokerage Solutions under an inter-company service agreement between SS&C Market Services and SS&C Brokerage Solutions ("Inter-company Service Agreement") effective January 1, 2022. Certain employees of SS&C Brokerage Solutions are involved in the performance of services by SS&C Market Services under this Inter-company Service Agreement. Inter-company costs and revenues are allocated between SS&C Market Services and SS&C Brokerage Solutions using a reasonable allocation method that will attempt to equate the proportional cost of the services to the proportional use or benefit derived from the services and comply with the expense allocation requirements of the Securities Exchange Act of 1934, Rule 17a-3 and Rule 17a-4.

Additionally, we may contract with SS&C GIDS and affiliates of SS&C GIDS or SS&C for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions.

We participated in certain services management programs, wherein cash disbursements are funded by Parent. At December 31, 2024, we had a total receivable from Parent and affiliates of $185,991 and a total payable to Parent and affiliates of $109,344 reflected in Accounts receivable and Accounts payable, respectively, in the Statement of Financial Condition. These amounts are settled regularly throughout the year.

4. Commitments and Contingencies

We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our Statement of Financial Condition.

In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

5. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Credit risk

Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions

Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Reliability of systems

The Company relies on service providers that are integral to its revenue generating activities, certain of which are affiliates of the Company. A disruption of services provided, such as connectivity, may have an impact on the financial results of the Company.

6. Regulatory requirements

We are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. We had net capital at December 31, 2024 of $4,893,327, which exceeded our net capital requirement by $4,643,327.